SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               PICO Holdings, Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   693366 10 6
                                 (CUSIP Number)

                                 James F. Mosier
                            13515 Yarmouth Drive, NW
                            Pickerington, Ohio 43147
                                 (614) 864-7100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [___]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Global Equity Corporation


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           4,258,415 shares
8.  SHARED VOTING POWER:         None
9.  SOLE DISPOSITIVE POWER:      4,258,415 shares
10. SHARED DISPOSITIVE POWER:    None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            4,258,415 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            13.1%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            CO

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           4,258,415 shares
8.  SHARED VOTING POWER:         None
9.  SOLE DISPOSITIVE POWER:      4,258,415 shares
10. SHARED DISPOSITIVE POWER:    None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            4,258,415 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            13.1%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of PICO Holdings, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 875 Prospect Street, Suite 301, La Jolla, California 92037.

Item 2.  Identity and Background.

     The persons filing this Schedule 13D are Global Equity Corporation ("GEC") and Physicians Insurance Company of Ohio ("Physicians").

     A. GEC is an Ontario, Canada corporation. GEC currently engages, both directly and through its various subsidiaries, in investment banking, asset management and corporate finance activities on an international basis. Through its subsidiaries, GEC is also involved in agricultural services and food processing, tea and commodity brokering operations, stockbrokering operations and plantation services and management.

     The directors of GEC include:

     (i) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley served as Chairman of the Boards of GEC, Physicians and the Issuer. Mr. Langley is a citizen of Australia.

     (ii) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of GEC, Physicians and the Issuer. Mr. Hart is a citizen of the United States.

     (iii) James D. Hamilton, whose business address is 30A Hazelton Avenue, 4th Floor, Toronto, Canada M5R 2E2. Mr. Hamilton is President and Director of Forbes & Walker Securities Limited, a wholly-owned subsidiary of GEC. Mr. Hamilton is a citizen of Australia.

     (iv) Stephen H. Halperin, whose business address is 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6. Mr. Halperin is a partner in Goodman, Phillips & Vineberg, barristers and solicitors. Mr. Halperin is a citizen of Canada.

     (v) Paul B. Brent, whose business address is 80 Richmond Street, West, Suite 1850, Toronto, Ontario, Canada M5H 2A4. Mr. Brent is a financial consultant. Mr. Brent is a citizen of Canada.

     The executive officers of GEC, in addition to Messrs. Langley and Hart, include:

     (i) Christine Veira, whose business address is 30A Hazelton Avenue, 4th Floor, Toronto, Ontario, Canada M5R 2E2. Ms. Veira is Assistant Secretary of GEC. Ms. Veira is a citizen of Canada.

     (ii) James F. Mosier, whose business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Mosier serves as Secretary of GEC and as General Counsel and Corporate Secretary of Physicians and the Issuer. Mr. Mosier is a citizen of the United States.

     B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Physicians owns approximately 38% of the shares and voting power of GEC.

     The directors of Physicians include:

     (i) S. Walter Foulkrod, III, Esq., whose business address is S. Walter Foulkrod, III & Associates, P.O. Box 6600, Harrisburg, Pennsylvania 17112-0600. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

     (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.

     (iii) Dr. Gary H. Weiss, whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Dr. Weiss is a barrister and solicitor and serves as Executive Director of Guiness Peat Group plc, an investment holding company. Dr. Weiss is a citizen of Australia and New Zealand.

     (iv) John R. Hart, whose background is described in Item 2(A) above.

     (v) Ronald Langley, whose background is described in Item 2(A) above.

     (vi) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

     The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

     (i) Richard H. Sharpe, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Sharpe serves as Chief Operating Officer of Physicians and the Issuer. He is a citizen of the United States.

     (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Althauser serves as Vice President, Claims of Physicians. She is an United States citizen.

     (iii) Gary W. Burchfield, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Burchfield serves as Chief Financial Officer and Treasurer of Physicians and the Issuer. He is an United States citizen.

     (iv) James F. Mosier, Esq., whose background is described in Item 2(A) above.

     C. The Issuer is a California insurance holding company which became the parent of Physicians as a result of the merger described in Item 3 below. In addition to being the parent of Physicians, the Issuer is the direct parent of Citation Insurance Company and the indirect parent of Citation National

Insurance   Company,   which  are  principally   engaged  in  writing   workers'
compensation and commercial property and casualty insurance. The Issuer's business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

     The directors of the Issuer include:

     (i) S. Walter Foulkrod, III, Esq., whose background is described in Item 2(B) above.

     (ii) Richard D. Ruppert, MD, whose background is described in Item 2(B) above.

     (iii) Dr. Gary H. Weiss, whose background is described in Item 2(B) above.

     (iv) John R. Hart, whose background is described in Item 2(A) above.

     (v) Ronald Langley, whose background is described in Item 2(A) above.

     (vi) John D. Weil, whose background is described in Item 2(B) above.

     (vii) Robert R. Broadbent, whose business address is Tower City Center, 2900 Terminal Tower, Cleveland, Ohio 44113-2204. Mr. Broadbent is a retail consultant. Mr. Broadbent is a citizen of the United States.

     (viii) Marshall J. Burak, whose business address is College of Business, San Jose State University, One Washington Square, San Jose, California 95192-0065. Mr. Burak is Professor of Finance and Dean of the College of Business of San Jose State University. Mr. Burak is a citizen of the United States.

     (ix) Paul M. Bancroft, whose business address is One Almaden Boulevard, Suite 300, San Jose, California 95113-2213. Mr. Bancroft is a financial advisor. Mr. Bancroft is a citizen of the United States.

     The executive officers of the Issuer, in addition to Messrs. Langley and Hart, are:

     (i) Gary W. Burchfield, whose background is described in Item 2(B) above.

     (ii) James F. Mosier, Esq., whose background is described in Item 2(A) above.

     (iii) Richard H. Sharpe, whose background is described in Item 2(B) above.

     D. The Issuer is controlled by Guinness Peat Group plc ("GPG"), an English investment holding company whose business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU England, as a result of GPG's ownership of shares of Holdings. Based upon information contained in the Schedule 13D, and Amendments No. 1, 2, 3 and 4 thereto, filed by GPG in respect of its beneficial ownership of shares of Class A Common Stock of Physicians prior to the Merger whereby Physicians became a wholly-owned subsidiary of the Issuer (collectively, the "GPG Schedule 13D"), Physicians is aware that the directors and executive officers of GPG are as follows:

     Directors and Executive Officers of GPG

     (i) Maurice William Loomes, who is a citizen of Australia and whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Mr. Loomes is a director of GPG.

     (ii) Anthony Ian Gibbs, who is a citizen of New Zealand and whose business address is c/o Registry Managers (New Zealand Limited), Private Bag 92119, Auckland 1030 New Zealand. Mr. Gibbs is a director of GPG.

     (iii) Sir Ron Brierley, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Sir Ron is Chairman of the Board and a director of GPG.

     (iv) Trevor J.N. Beyer, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Beyer is a director of GPG.

     (v) Blake A. Nixon, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Nixon is a director and Executive Director in the United Kingdom of GPG.

     (vi) Dr. Gary H. Weiss, who is a director and Executive Director in Australia of GPG. Dr. Weiss' background is described in Item 2(A) above.

     (vii) J. Richard Russell, who is a citizen of Great Britain and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Russell is Secretary of GPG.

     E. During the last five years, none of GEC, Physicians and the Issuer and, to the best knowledge of GEC, Physicians and the Issuer, the individuals named in Items 2(A), 2(B) and 2(C), has been convicted in a criminal proceeding. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in Item 2(D) has been convicted in a criminal proceeding.

     F. During the last five years, none of GEC, Physicians and the Issuer and, to the best knowledge of GEC, Physicians and the Issuer, the individuals named in Items 2(A), 2(B) and 2(C), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in Item 2(D) has been a party to such a civil proceeding.

Item 3.  Source and Amount of Funds or Other Consideration.

     As contemplated by that certain Agreement and Plan of Reorganization, dated as of May 1, 1996, as amended, by and among Physicians, the Issuer (which was then known as "Citation Insurance Group") and Citation Holdings, Inc. ("Holdings"), on November 20, 1996, Holdings, a wholly-owned subsidiary of the Issuer, merged with and into Physicians (the "Merger") and Physicians became a wholly-owned subsidiary of the Issuer. Following the consummation of the Merger, the Issuer changed its name from "Citation Insurance Group" to "PICO Holdings, Inc." In connection with the Merger, each Class A Common Share, $1.00 per value (the "Physicians Shares"), of Physicians was converted into 5.0099 shares of Common Stock of the Issuer. As a result, in exchange for the 850,000 Physicians Shares owned by it, GEC received 4,258,415 shares of the Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

     See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a)(b) As of the date of this Schedule 13D, GEC beneficially owned 4,258,415 shares of Common Stock of the Issuer (or approximately 13.1% of the shares of Common Stock of the Issuer outstanding), in respect of which it has sole voting and investment power. By virtue of its ownership of approximately 38% of the outstanding shares and voting power of GEC, Physicians may also be deemed to indirectly beneficially own the 4,258,415 shares of Common Stock of the Issuer (or approximately 13.1% of the shares of Common Stock of the Issuer outstanding) reported herein as beneficially owned by GEC. Under California law, any corporation deemed a subsidiary of a parent corporation is prohibited from voting shares of the parent which are held by such subsidiary. A corporation will be deemed a subsidiary for voting purposes if 25% of its outstanding shares are owned directly or indirectly by the parent corporation. Accordingly, GEC, 38% of which is owned indirectly by the Issuer, will not be able to vote the shares of the Common Stock of the Issuer which it owns.

            GEC also has an option to purchase $825,000 more of newly issued shares of Common Stock of the Issuer, pursuant to the Agreement for Purchase and Sale of Shares, dated May 9, 1996, between GEC, GPG and Physicians (the "GEC Agreement"), to which the Issuer became subject as a result of the Merger. The purchase price would be the average of the closing bid prices for shares of Common Stock of the Issuer on The Nasdaq Stock Market for the 20 trading days immediately preceding the date when GEC gives notice of purchase. The option will expire if GEC's ownership of the Issuer's Common Stock becomes less than 7.5%. Also, pursuant to the GEC Agreement, until December 10, 1996, if the Issuer issues additional equity securities of any class or type, GEC has the prior right and option to participate in the issuance of such equity securities in an amount not to exceed $5,000,000 in aggregate purchase price. The Issuer has, pursuant to the GEC Agreement, a first right to purchase any Issuer Common Stock which GEC desires to sell.

            To the knowledge of GEC and Physicians, the following persons are the only persons (in addition to GEC and Physicians) who may be deemed the beneficial owners of shares of the Issuer's Common Stock:

       (a) GPG -- 6,065,871 shares (18.7% of outstanding). GPG has an option to purchase $1,175,000 more of newly issued shares of Common Stock of the Issuer, pursuant to the Agreement for Purchase and Sale of Stock, dated November 23, 1993, among GPG, Quaker Holdings Limited and Physicians (as amended, the "GPG Agreement"), to which the Issuer became subject as a result of the Merger. The purchase price would be the average of the closing bid prices for shares of Common Stock of the Issuer on The Nasdaq Stock Market for the 20 trading days immediately preceding the date when GPG gives notice of purchase. This option will expire if GPG's ownership of shares of the Issuer's Common Stock becomes less than 7.5%. The Issuer has, pursuant to the GPG Agreement, a first right to purchase any shares of the Issuer's Common Stock which GPG desires to sell, except for sales to Ronald Langley and John R. Hart.

     (b) John D. Weil -- 2,188,324 shares (6.8% of outstanding). Mr. Weil owns 1,737,934 shares directly and has indirect ownership of an additional 450,390 shares.

     (c) John R. Hart -- 1,908,847 shares (5.7% of outstanding). Mr. Hart holds an option to purchase up to 1,032,115 shares of the Issuer's Common Stock presently owned by GPG and a currently exercisable stock option to purchase 876,732 shares from the Issuer.

     (d) Ronald Langley -- 1,908,847 shares (5.7% of outstanding). Mr. Langley has an option to purchase up to 1,032,115 shares of the Issuer's Common Stock presently owned by GPG and a currently exercisable stock option to purchase 876,732 shares from the Issuer.

     (e) Richard D. Ruppert, M.D. -- 31,397 shares (less than 1%). Dr. Ruppert shares voting and investment power with respect to these shares with his wife.

     (f) S. Walter Foulkrod, III, Esq. -- 12,524 shares (less than 1%).

     (g) Dr. Gary H. Weiss -- 6,497 shares (less than 1%). Does not include shares held by GPG.

     (h) Robert R. Broadbent -- 20,039 shares (less than 1%).

     (i) Richard H. Sharpe -- 211,783 shares (less than 1%). Includes currently exercisable stock option to purchase up to 200,396 shares from Issuer.

     (j) James F. Mosier -- 149,435 shares (less than 1%). Includes currently exercisable stock option to purchase up to 140,277 shares from Issuer.

     (k) Gary W. Burchfield -- 151,339 shares (less than 1%). Includes currently exercisable stock option to purchase up to 140,277 shares from Issuer.

     (l) Martha G. Althauser -- 1,603 shares (less than 1%). Includes 1502 shares held as administrator of estate of her father.

     (m) Paul M. Bancroft -- 111,555 shares (less than 1%). Includes 24,137 shares as to which Mr. Bancroft disclaims beneficial ownership.


(c)    See Item 3 above.

(d)    See Items 5(a) and 5(b) above.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 2, 5(a) and 5(b) above.

Item 7.  Material to be Filed as Exhibits:

    Exhibit A -   Joint  Filing  Agreement,  dated December 2, 1996, among  PICO
                  Holdings,  Inc.,  Physicians  Insurance  Company of Ohio,  and
                  Global Equity Corporation [Page __].

    Exhibit B -   Agreement and  Plan of  Reorganization  by  and among Citation
                  Insurance  Group,  Citation  Holdings,   Inc.  and  Physicians
                  Insurance  Company  of  Ohio,  dated  as of May 1,  1996,  and
                  Amendment  to  Agreement  and  Plan of  Reorganization,  dated
                  August 14, 1996 and related  Agreement of Merger,  dated as of
                  August  ____,  1996,  between  Citation  Holdings,   Inc.  and
                  Physicians Insurance Company of Ohio [Incorporated herein by reference to Exhibit 2.2 to Amendment No. 1 to Form S-4 filed with the SEC by Citation Insurance Group on September 20, 1996
                  [Registration No. 333-06671]].

    Exhibit C -   Second  Amendment  to  Agreement  and  Plan of Reorganization,
                  dated as of November 12, 1996, among Citation Insurance Group,
                  Citation Holdings, Inc. and Physicians  Insurance  Company  of
                  Ohio. [Page 13]

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 2, 1996       PHYSICIANS INSURANCE COMPANY OF OHIO


                               By:  /s/ James F. Mosier
                                        ______________________________
                                        James F. Mosier,
                                        General Counsel and Secretary


                                     GLOBAL EQUITY CORPORATION


                                By: /s/ James F. Mosier
                                        ______________________________
                                        James F. Mosier, Secretary

                                                                       EXHIBIT A

                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of PICO Holdings, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 2nd day of December, 1996.


                                     PHYSICIANS INSURANCE COMPANY OF OHIO


                               By:  /s/ James F. Mosier
                                        ______________________________
                                        James F. Mosier,
                                        General Counsel and Secretary


                                     GLOBAL EQUITY CORPORATION


                               By:  /s/ James F. Mosier
                                        ______________________________
                                        James F. Mosier, Secretary

                                                                       EXHIBIT C


            Second Amendment to Agreement and Plan of
            Reorganization, dated as of November 12, 1996, among Citation Insurance Group, Citation Holdings, Inc. and
            Physicians Insurance Company of Ohio.

                               SECOND AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION


     This Second Amendment to Agreement and Plan of Reorganization (this "Second Amendment") is made and entered into as of November 12, 1996, by and among Citation Insurance Group, a California corporation ("Citation"), Citation Holdings, Inc., an Ohio corporation ("Newco"), and Physicians Insurance Company of Ohio, an Ohio corporation ("PICO"), for the purpose of amending that certain Agreements and Plan of Reorganization (the "Reorganization Agreement"), dated as of May 1, 1996, among Citation, Newco and PICO.

                                   RECITALS

     WHEREAS, Citation, Newco and PICO previously have entered into that certain Amendment to Agreement and Plan of Reorganization, dated August 14, 1996;

     WHEREAS, Citation has advised PICO that its consolidated stockholders' equity has decreased; and

     WHEREAS, the parties wish to further amend the Reorganization Agreement to account for this decrease.

                                  AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1. Clause (B) of Section 5.3(h) is amended to read in full as follows: "As of November 15, 1996, there has been no increase in long-term debt of Citation or any Citation Subsidiary, as compared with long-term debt on December 31, 1995, or any increase in the outstanding capital stock of Citation or any Citation Subsidiary (other than issuances of additional stock pursuant to vested Citation Options) as compared with original stock on December 31, 1995, or any decrease in Citation's consolidated stockholders' equity below $34 million."

     2. Capitalized terms used but not defined herein shall have the meaning given thereto in the Reorganization Agreement, as amended.

     3. Except as expressly modified hereby, the Reorganization Agreement, as so amended, shall continue in full force and effect.

     4. The interpretation, performance and enforcement of this Second Amendment and the legal relations among the parties shall be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made and to be wholly performed in such state.

     5. This Second Amendment may be executed in counterparts with the same effect as if all parties hereto had signed the same document. All counterparts so executed shall be deemed to be an original, shall be construed together and shall constitute one agreement.

     IN WITNESS WHEREOF, Citation, Newco and PICO have executed this Agreement as of the date first written above.

                                    CITATION INSURANCE GROUP


                                    By:  /s/ Paul M. Bancroft
                                             ______________________________
                                             Paul M. Bancroft
                                             Vice Chairman, Board of Directors

                                    CITATION HOLDINGS, INC.


                                    By:  /s/ Robert M. Erickson
                                             ______________________________
                                             Robert M. Erickson
                                             President

                                    PHYSICIANS INSURANCE COMPANY
                                     OF OHIO


                                    By:  /s/ John R. Hart
                                             ______________________________
                                             John R. Hart
                                             President & CEO